RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:09 01 May 2025 RNS Number : 9334G Unilever PLC 01 May 2025 TRANSACTIONS IN OWN SECURITIES 01 May 2025 Unilever PLC (the "Company") announces today that it has purchased the following ordinary shares on the London Stock Exchange from Goldman Sachs International ( The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 30 April 2025 Number of ordinary shares purchased: 50,000 Highest price paid per share: GBP 47.8600 Lowest price paid per share: GBP 47.2400 Volume weighted average price paid per share: GBP 47.4696 Such purchases form part of the Company's existing share buy-back programme and pursuant to the instructions issued to the Broker by the Company on 13 February 2025 on that date. Following the purchase of these shares, Unilever holds 67,396,885 of its ordinary sha and has 2,501,150,934 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 47.4696 50,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies i Market Abuse Regulation), a full breakdown of the individual trades made by the Brok the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 638 47.38 XLON 08 592 47.36 XLON 08 222 47.37 XLON 08 253 47.39 XLON 09 231 47.38 XLON 09 224 47.39 XLON 09 237 47.38 XLON 09 215 47.37 XLON 09 3 47.29 XLON 09 2 47.29 XLON 09 210 47.31 XLON 09 203 47.29 XLON 09 204 47.32 XLON 09 198 47.38 XLON 09 198 47.38 XLON 09 205 47.39 XLON 09 205 47.41 XLON 09 198 47.40 XLON 09 198 47.37 XLON 09 200 47.31 XLON 09 199 47.28 XLON 09 4 47.28 XLON 09 201 47.30 XLON 09 130 47.26 XLON 10 74 47.26 XLON 10 2 47.24 XLON 10 199 47.24 XLON 10 196 47.25 XLON 10 201 47.25 XLON 10 203 47.29 XLON 10 196 47.36 XLON 10 196 47.37 XLON 10 2 47.37 XLON 10 196 47.38 XLON 10 206 47.34 XLON 10 208 47.27 XLON 10 202 47.25 XLON 10 198 47.26 XLON 10 204 47.29 XLON 10 208 47.30 XLON 10 205 47.30 XLON 10 206 47.30 XLON 10 198 47.32 XLON 10 201 47.32 XLON 10 200 47.38 XLON 10 202 47.37 XLON 10 202 47.34 XLON 10 200 47.32 XLON 10 200 47.33 XLON 10 196 47.32 XLON 11 198 47.35 XLON 11 202 47.38 XLON 11 201 47.36 XLON 11 197 47.38 XLON 11 202 47.36 XLON 11 200 47.36 XLON 11 198 47.36 XLON 11 92 47.39 XLON 11 37 47.41 XLON 11 1 47.41 XLON 11 1 47.41 XLON 11 215 47.41 XLON 11 230 47.42 XLON 11 199 47.43 XLON 11 100 47.41 XLON 11 117 47.41 XLON 11 210 47.39 XLON 11 272 47.40 XLON 11 263 47.40 XLON 11 234 47.40 XLON 11 218 47.45 XLON 12 206 47.44 XLON 12 202 47.42 XLON 12 201 47.46 XLON 12 197 47.48 XLON 12 197 47.48 XLON 12 199 47.50 XLON 12 204 47.48 XLON 12 197 47.45 XLON 12 197 47.47 XLON 12 146 47.49 XLON 12 52 47.49 XLON 12 200 47.50 XLON 12 65 47.48 XLON 12 280 47.49 XLON 12 202 47.46 XLON 12 5 47.47 XLON 12 218 47.47 XLON 12 219 47.44 XLON 13 208 47.43 XLON 13 196 47.43 XLON 13 7 47.49 XLON 13 2 47.49 XLON 13 195 47.49 XLON 13 202 47.49 XLON 13 205 47.51 XLON 13

9 47.52 XLON 13 188 47.52 XLON 13 38 47.56 XLON 13 38 47.56 XLON 13 38 47.56 XLON 13 38 47.56 XLON 13 47 47.56 XLON 13 200 47.56 XLON 13 202 47.54 XLON 13 203 47.57 XLON 13 200 47.57 XLON 13 28 47.56 XLON 13 179 47.56 XLON 13 50 47.57 XLON 13 101 47.49 XLON 13 173 47.49 XLON 13 224 47.51 XLON 13 235 47.54 XLON 13 213 47.60 XLON 13 208 47.58 XLON 13 207 47.62 XLON 13 206 47.64 XLON 14 207 47.66 XLON 14 206 47.66 XLON 14 209 47.67 XLON 14 197 47.66 XLON 14 7 47.66 XLON 14 7 47.66 XLON 14 20 47.66 XLON 14 283 47.68 XLON 14 208 47.68 XLON 14 19 47.68 XLON 14 241 47.68 XLON 14 209 47.70 XLON 14 25 47.72 XLON 14 198 47.72 XLON 14 78 47.73 XLON 14 143 47.73 XLON 14 10 47.70 XLON 14 213 47.70 XLON 14 205 47.70 XLON 14 134 47.70 XLON 14 246 47.73 XLON 14 230 47.78 XLON 14 221 47.78 XLON 14 216 47.83 XLON 14 219 47.86 XLON 14 157 47.84 XLON 14 60 47.84 XLON 14 216 47.75 XLON 14 200 47.66 XLON 14 27 47.66 XLON 14 223 47.70 XLON 14 200 47.73 XLON 14 20 47.73 XLON 14 209 47.69 XLON 14 212 47.71 XLON 14 3 47.69 XLON 14 56 47.69 XLON 14 2 47.69 XLON 14 155 47.69 XLON 14 198 47.68 XLON 14 223 47.66 XLON 14 200 47.66 XLON 14 199 47.62 XLON 14 202 47.60 XLON 14 203 47.56 XLON 14 196 47.51 XLON 14 198 47.49 XLON 14 184 47.49 XLON 14 25 47.49 XLON 14 207 47.49 XLON 14 206 47.49 XLON 14 205 47.49 XLON 14 207 47.50 XLON 14 208 47.47 XLON 14 205 47.49 XLON 14 196 47.50 XLON 14 198 47.52 XLON 14 87 47.51 XLON 14 2 47.51 XLON 14 123 47.51 XLON 14 291 47.52 XLON 15 208 47.49 XLON 15 263 47.51 XLON 15 116 47.49 XLON 15 177 47.49 XLON 15 214 47.50 XLON 15 210 47.47 XLON 15 214 47.47 XLON 15 215 47.47 XLON 15 208 47.48 XLON 15 7 47.48 XLON 15 7 47.48 XLON 15 7 47.48 XLON 15 7 47.48 XLON 15 7 47.48 XLON 15 7 47.48 XLON 15 7 47.48 XLON 15 7 47.48 XLON 15 150 47.48 XLON 15 105 47.48 XLON 15 101 47.48 XLON 15 200 47.46 XLON 15 1 47.46 XLON 15 88 47.47 XLON 15 267 47.47 XLON 15 201 47.45 XLON 15 221 47.45 XLON 15 2 47.43 XLON 15 205 47.43 XLON 15 216 47.51 XLON 15 61 47.48 XLON 15 151 47.48 XLON 15 209 47.46 XLON 15 43 47.44 XLON 15 100 47.48 XLON 15 154 47.48 XLON 15 22 47.48 XLON 15 34 47.48 XLON 15 304 47.50 XLON 15 261 47.50 XLON 15 220 47.48 XLON 15 244 47.48 XLON 15 121 47.48 XLON 15 105 47.48 XLON 15 197 47.46 XLON 15 231 47.45 XLON 15 215 47.45 XLON 15 7 47.45 XLON 15 218 47.45 XLON 15 342 47.45 XLON 15 316 47.41 XLON 15 317 47.42 XLON 15 318 47.43 XLON 15 215 47.42 XLON 15 224 47.42 XLON 15 61 47.44 XLON 15 205 47.44 XLON 15 278 47.49 XLON 15 296 47.48 XLON 15 325 47.47 XLON 15 234 47.48 XLON 15 88 47.48 XLON 15 321 47.46 XLON 15 336 47.43 XLON 15 252 47.41 XLON 16 244 47.41 XLON 16 332 47.41 XLON 16 361 47.41 XLON 16 322 47.40 XLON 16 316 47.42 XLON 16 350 47.42 XLON 16 335 47.41 XLON 16 317 47.40 XLON 16 326 47.42 XLON 16 3 47.42 XLON 16 66 47.42 XLON 16 250 47.42 XLON 16 365 47.39 XLON 16

75 47.36 XLON 16 245 47.36 XLON 16 343 47.36 XLON 16 164 47.36 XLON 16 39 47.36 XLON 16 200 47.42 XLON 16 142 47.42 XLON 16 245 47.46 XLON 16 217 47.48 XLON 16 218 47.48 XLON 16 228 47.48 XLON 16 235 47.48 XLON 16 276 47.49 XLON 16 211 47.47 XLON 16 209 47.47 XLON 16 25 47.47 XLON 16 21 47.47 XLON 16 164 47.47 XLON 16 220 47.48 XLON 16 255 47.48 XLON 16 298 47.48 XLON 16 302 47.48 XLON 16 6 47.47 XLON 16 64 47.47 XLON 16 64 47.47 XLON 16 64 47.47 XLON 16 10 47.47 XLON 16 259 47.50 XLON 16 208 47.48 XLON 16 53 47.48 XLON 16 351 47.46 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.